

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 22, 2016

Mark Elliott
Chief Executive Officer
Boxlight Corporation
1045 Progress Circle
Lawrenceville, Georgia 30043

>    **Re:    Boxlight Corporation**
>    **Amendment No. 18 to Registration Statement on Form S-1**
>    **Filed October 28, 2016**
>    **File No. 333-204811**

Dear Mr. Elliott:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2016 letter.

Acquisition of Genesis, page 7

1.    We note your reference to a selling stockholder prospectus in the revised disclosure at the bottom of this page. Also, the exhibit filed in response to prior comment 9 states you will register the shares of class A common stock subject to the subscription agreement for resale in your "pending registration statement." However, the fee table on your registration statement does not identify any selling stockholders and instead indicates that only you are offering class A common stock. Please advise or revise.

Use of Proceeds, page 25

2.    Since this is a no minimum offering, please clarify the effect on your expected liquidity and ability to fund your business if you do not sell all of the shares offered. Please discuss the effect of raising various amounts on your plans, such as at 25%, 50% and 75% of the anticipated offering proceeds. In this connection, address your indebtedness

and other financial obligations, such as the agreement you have with your legal counsel discussed on page 82.

Operating Results, page 42

3.      We note your revised disclosure throughout this page that the changes in your results of operations for the six months ended June 30, 2016 were due mainly to the inclusion of Mimio's operating results.  Please revise to provide analysis that compares and contrasts Mimio's results of operations for the interim periods provided in your filing.  Also disclose the factors that contributed to Genesis's decline in product sales for the fiscal year ended December 31, 2015 that you mention on page 43.  Refer to Section III.B.4 of SEC Release No. 33-8350 (Dec. 29, 2003).

Plan of Distribution, page 71

4.      Please revise the fifth paragraph on page 71 according to your revision to the cover page in response to prior comment 3.

Index to Financial Statements, page 77

5.      Please revise your index on page 79 to correspond to the actual financial statements included in the filing. For instance, we note that on page F-46 you present Boxlight Corporation's statement of operations for the six months ended June 30, 2016 and June 30, 2015 rather than Boxlight Corporation's statement of operations for the three months ended March 31, 2015.   Please revise accordingly.

Exhibit Index, page 86

6.      We note your response to prior comment 8; however, it appears the agreement you filed as exhibit 10.30 with this amendment to your registration statement is the same document you filed as exhibit 10.34.  Please file as an exhibit the agreement you identify as exhibit 10.30 in your exhibit index, including any exhibits to that agreement.  Also, please tell us where you have filed exhibit C to exhibit 10.34.

Report of Independent Registered Public Accounting Firm, page F-59

7.      We note that the fifth paragraph of this audit opinion refers to the accounting for Genesis Collaboration and Mimio LLC as a pooling of interests.  However, we note from page F-68 that Genesis Collaboration LLC and Mimio LLC were accounted for as a reorganization of entities under common control, which is similar to a pooling of interests pursuant to ASC paragraphs 805-50-5-5 and 805-50-25-2.  Please have your auditor revise its audit opinion to refer to its accounting for Genesis Collaboration and Mimio LLC as a reorganization of entities under common control, which is similar to a pooling of interests.

You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters.  Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3412 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc:     David C. Fischer, Esq.
        Loeb & Loeb LLP